April 26, 2006
Securities and Exchange Commission
100 F Street,N.E.
Washington, DC 20549
Mail Stop 4561

Attention:	John Spitz
Staff Accountant
Division of Corporation Finance

John P. Nolan
Accounting Branch Chief
Division of Corporation Finance

Re:	First Financial Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 28, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
File Number 000-07674
Ladies and Gentlemen:
     On behalf of First Financial Bankshares, Inc., a Texas corporation (the “Company”), we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Amendment No. 2 (the “Amendment”) to the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005.
     The Amendment reflects the response to the comments received from the Securities and Exchange Commission Staff (the “Staff”)set forth in the Staff’s comment letter, dated April 14, 2006, relating to the Form 10-K. For your convenience, our response is preceded by the Staff’s comment to which the response relates.
     Comment: We note that you have filed an amended Form 10-K to correct your Section 302 certifications. We also note that the dates of the corrected certifications included in your amended filing are the same as the dates of your originally filed certifications included in your Form 10-K filed on February 28, 2006. Please amend your filing to include certifications updated to coincide with the date of your filing. When you amend your filing, please also note that this information is required to be filed as exhibits in EDGAR, not just labeled as exhibits.
PO Box 701    Abilene Texas 79604-0701    Telephone 325,627,7155    FAX 325,627,7393

Securities and Exchange Commission
April 26, 2006

     In response to the Staff’s comment, we have filed the Amendment including Section 302 certifications dated as of April 26, 2006. We have also confirmed with the vendor that makes our Edgar filings that the new certifications will be filed as Edgar exhibits, and not merely labeled as such.
* * *
     The Company certifies to the Commission that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 325.627.7167. Alternatively, you may contact Scott H. Kimpel of Akin Gump Strauss Hauer & Feld LLP, our securities counsel, at 202.887.4087. Thank you for your consideration.

Very truly yours,
/s/ J. Bruce Hildebrand
J. Bruce Hildebrand
Executive Vice President and Chief Financial Officer